July 11, 2005

Via Facsimile and U.S. Mail (301-352-8818)

Karin McQuade
Chief Financial Office and Vice President-Finance
TVI Corporation
7100 Holladay Tyler Road
Glen Dale, MD  20769

	RE:	  TVI Corporation
  File No. 0-10449
        Form 10-KSB for the fiscal year ended December 31, 2004


Dear Ms. McQuade:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.
Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Please expand or revise your disclosure as requested. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K for the fiscal year ended December 31, 2004

Net Sales, page 17

1. We note your prior expectation that a significant part of your growth will come from foreign public health and first response agencies as they increase their level of preparedness to accidents and disastrous events. Please explain to us and in future filings the reason for the significant decrease in international sales during 2004. In addition, explain the reason for the further decrease in international sales during 2005, and discuss whether you expect this trend to continue.

Financial Statements

Products Offered, page 28

2. In future filings, please provide additional quantitative information on the revenue attributable to individual products and product lines. Given the variety of products you sell, as discussed on page one, the significant increase in your revenue, and your recent acquisition, additional quantitative information would appear useful. Refer to paragraph 37 of SFAS 131 for guidance. Explain to us how you will modify your disclosure in future filings or the reason you believe additional disclosure is not necessary.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



*    *    *    *





      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

								Sincerely,



								Michael Fay
								Branch Chief




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TVI Corporation
July 11, 2005
Page 3